UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 1-12203
Ingram Micro 401(k) Investment Savings Plan
(Full title of the plan and the address of the plan if different from that of the issuer named below)
Ingram Micro Inc.
1600 E. St. Andrew Place
Santa Ana, CA 92705
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

TABLE OF CONTENTS

Page
Form 11-K Signature	3
Financial Statements and Supplemental Schedule as of December 31, 2010 and 2009 and for the Year Ended December 31, 2010	4-20
Consent of Independent Registered Public Accounting Firm	21

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Ingram Micro Benefits Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

INGRAM MICRO 401(k) INVESTMENT SAVINGS PLAN
By:	/s/ Lynn Jolliffe
	Name:	Lynn Jolliffe
Executive Vice President, Human Resources and Member of the Ingram Micro Benefits Administrative Committee

June 22, 2011

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
Financial Statements
and
Supplemental Schedule
As of December 31, 2010 and 2009 and
for the Year Ended December 31, 2010

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
Note:	Schedules other than that listed above have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm
Ingram Micro Inc. Benefits Administrative Committee
Ingram Micro 401(k) Investment Savings Plan
Santa Ana, California
We have audited the accompanying statements of net assets available for plan benefits of the Ingram Micro 401(k) Investment Savings Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for plan benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ BDO USA, LLP
BDO USA, LLP
Costa Mesa, California
June 22, 2011

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
As of December 31, 2010 and 2009

	December 31,
	2010	2009
Assets

Investments, at fair value	$182,486,329	$160,670,690

Notes receivable from participants	6,534,754	6,187,730

Total assets	189,021,083	166,858,420

Liabilities

Accrued administrative expenses	12,223	11,992

Total liabilities	12,223	11,992

Net assets reflecting investments at fair value	189,008,860	166,846,428

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (common/collective trust)	(214,682)	402,679

Net assets available for plan benefits	$188,794,178	$167,249,107

See accompanying notes to financial statements.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
Statement of Changes in Net
Assets Available for Plan Benefits
For the Year Ended December 31, 2010

Year Ended
December 31, 2010
Additions to net assets attributed to:
Contributions:
Employer contributions, net of forfeitures	$1,594,871
Participant contributions	12,545,862
Participant rollovers	991,263

Total contributions	15,131,996

Net investment income:
Dividends and interest	3,395,388
Net appreciation in fair value of registered investment companies	16,248,381
Net appreciation in fair value of common stock	404,858

Total net investment income	20,048,627

Interest income on notes receivable from participants	350,748

Total additions	35,531,371

Deductions from net assets attributed to:
Benefits paid to participants	(13,854,656)
Administrative expenses	(131,644)

Total deductions	(13,986,300)

Net increase	21,545,071

Net assets available for plan benefits — beginning of year	167,249,107

Net assets available for plan benefits — end of year	$188,794,178

See accompanying notes to financial statements.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
Notes to Financial Statements
NOTE 1 — DESCRIPTION OF PLAN
The following description of the Ingram Micro 401(k) Investment Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General — The Plan is a defined contribution plan covering substantially all of the United States employees of Ingram Micro Inc. (the Company or Plan Sponsor). The Plan is designed to comply with Section 401(a) of the Internal Revenue Code as a defined contribution plan and its incorporated trust is intended to qualify as a tax-exempt trust under Section 501(a) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The Plan is administered by the Company and advised by the Benefits Administrative Committee appointed by the Company’s Board of Directors. Fidelity Management Trust Company and its affiliates (the Trustee or Fidelity) act as the trustee, custodian and record keeper of the Plan. Hewitt EnnisKnupp acts as the investment consultant to the Plan.
Eligibility — Employees other than those that are employed under a collective bargaining agreement, leased, or nonresident aliens with no United States sourced income are eligible to enter the Plan following the completion of their first hour of credited service with the Company.
Contributions — Contributions are made to the Plan by means of a salary deferral agreement under which the participant is entitled to defer pre-tax and after-tax compensation up to the lesser of 50% of eligible compensation for non-highly compensated participants, and a percentage (not to exceed 50%) determined by the Company of eligible compensation for highly compensated participants, or a fixed amount determined annually by the Internal Revenue Service (IRS). Participants who become age 50 or older, on or before the end of the calendar year, are eligible to make additional catch-up contributions of up to 25% of eligible compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company shall determine, in its absolute discretion, whether matching contributions shall be made for any particular period of time. The Company is not required to make matching contributions for any period of time. Effective April 1, 2009, the Company’s matching contribution was reduced to 25% of the participant’s pre-tax and/or after-tax contributions up to the first 5% of eligible compensation. Prior to this date, the Company’s matching contribution had been 50%. Please refer to Note 11 — Subsequent Events for additional details of contributions.
Participant Accounts — Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching contribution and (b) Plan net earnings, and charged with an allocation of certain administrative expenses. Allocations of matching contributions are based on participant contributions, as defined. Allocations of Plan net earnings and administrative expenses, when applicable, are based on participant account balances, investment elections, and transactions, such as loans or qualified domestic relations orders. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested interest in their account balance.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
Notes to Financial Statements
NOTE 1 — DESCRIPTION OF PLAN (Continued)
Notes Receivable from Participants — Notes receivable from participants consist of participant loans that are secured by the balance in the participant account. Participants may borrow a minimum of $1,000 and up to an amount equal to the lesser of: $50,000 reduced by the participant’s highest outstanding loan balance during the preceding one year period or 50% of their vested account balance. The loans bear interest at a commercially reasonable interest rate with payment of principal and interest made generally through payroll deductions. Loans with repayment terms in excess of five years are for the purchase of primary residences. A participant may have no more than two loans outstanding at any one time. Participant loans are stated at the unpaid principal value and bear interest at rates that range from 4.25% to 10.50% and mature on various dates through 2025.
Management determines the collectability of participant loans on a periodic basis. This determination is made based on the terms of the Plan document and the related Plan policies and procedures. If notes receivable from participants are deemed to be uncollectible, they are written off and included as benefits paid to participants in the financial statements and the Form 5500 for financial reporting purposes in the year the determination is made.
Vesting — Participants are vested in their contributions plus net earnings immediately. Vesting in the Company’s matching contribution is based on the participant’s years of service. A year of vesting service is defined as a period of service of 365 days, with less than whole year periods of service aggregated on the basis of days. The following schedule describes the vesting percentages for participants.

Years of Service	Vested Benefit Percentage
Less than 1 year	0%
1 year but less than 2	20%
2 years but less than 3	40%
3 years but less than 4	60%
4 years but less than 5	80%
5 years or more	100%
Payment of Benefits — Upon termination of service, a participant with vested benefits of over $5,000 may elect to defer distribution or receive a lump sum payment or direct rollover equal to the vested share of the participant’s account. A participant with vested benefits of less that $5,000 but greater than $1,000 must elect a lump sum payment or direct rollover, or the vested share of the participant’s account will automatically be transferred to an individual retirement account. A participant with vested benefits of $1,000 or less must elect a lump sum payment or direct rollover, or the vested share of the participant’s account will automatically be distributed in a lump sum payment. Benefits may be distributed upon termination of service for any reason, including disability or death. The Plan allows participants to take in-service withdrawals after reaching age 59 1/2. In-service withdrawals may also be taken at any time from pre-tax rollovers, after-tax contributions or for certain financial hardships. Participants taking in-service withdrawals will be required to pay all applicable taxes on the withdrawals and may be subject to penalty taxes for early withdrawals taken prior to age 59 1/2.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
Notes to Financial Statements
NOTE 1 — DESCRIPTION OF PLAN (Continued)
Forfeitures — Forfeitures of nonvested Plan assets are used to restore previously forfeited benefits of rehired participants or reduce the Company’s matching contributions and costs of administering the Plan. Total forfeited nonvested accounts were $64,829 and $126,896 at December 31, 2010 and 2009, respectively, and will be used to reduce future employer contributions. Employer contributions were reduced by forfeited nonvested accounts totaling $220,826 for the year ended December 31, 2010.
Administrative Expenses — All reasonable expenses necessary to operate and administer the Plan may be deducted from the net assets available for plan benefits or at the election of the Company be paid directly by the Company. For the year ended December 31, 2010, the Trust paid $131,644 in administrative expenses, which included expenses deducted pro rata from participant accounts for general administration services and expenses deducted directly from individual participant accounts for loan fees, qualified domestic relations orders and other participant-directed services. All other administrative expenses were paid by the Company and were not material to the financial statements taken as a whole.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS
Basis of Accounting — The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Administrative expenses are recorded as incurred. Benefits are reported when paid.
Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
The Plan invests in fully benefit-responsive investment contracts held in the Fidelity Managed Income Portfolio Fund, which is a common collective trust (see discussion below). The Statements of Net Assets Available for Plan Benefits present the fair value of these investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could materially differ from those estimates.
Risks and Uncertainties — The fair value of the Plan’s investment in Ingram Micro Inc. Common Stock amounted to $4,648,463 and $4,724,619 as of December 31, 2010 and 2009, respectively. Such investments represented 2.46% and 2.82% of the Plan’s total net assets available for Plan benefits as of December 31, 2010 and 2009, respectively. For risks and uncertainties regarding Ingram Micro Inc., participants should refer to the Ingram Micro Inc. Form 10-K for the year ended January 1, 2011 and

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
Notes to Financial Statements
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (Continued)
the Form 10-Q for the quarter ended April 2, 2011.
The Plan provides participants with investment options in various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.
The Plan’s investment options include funds that invest in securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.
Investment Valuation and Income Recognition — Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.
Net Appreciation (Depreciation) in Fair Value of Investments — Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).
Recent Accounting Pronouncements — In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (ASU 2010-06) to require new disclosures regarding (a) transfers in and out of levels 1 and 2, and (b) activity in level 3 fair value measurements. ASU 2010-06 also provides amendments to FASB ASC 820 that clarify existing disclosures regarding (a) level of disaggregation for each class of assets and liabilities, and (b) disclosures about inputs and valuation techniques for fair value measurements that fall in either level 2 or level 3. Levels 1, 2, and 3 of fair value measurements are defined in Note 3 below. The Plan

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
Notes to Financial Statements
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (Continued)
adopted this new accounting standards update in the year ending December 31, 2010 except for the provisions of this update that will be effective in the year ending December 31, 2011. The Plan is currently evaluating the impact of its pending adoption on the Plan’s financial statements.
In September 2010, the FASB issued Accounting Standards Update No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans (ASU 2010-25). ASU 2010-25 requires that participant loans be classified as notes receivable and measured at unpaid principal balance plus accrued but unpaid interest. Prior to the issuance of ASU 2010-25, loans to participants were reported as investments at fair value. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 with retrospective application. The Plan adopted ASU 2010-25 for the year ended December 31, 2010. The adoption of ASU 2010-25 had an immaterial impact to the presentation of the Statements of Net Assets Available for Plan Benefits. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009 in the Statements of Net Assets Available for Plan Benefits.
NOTE 3 — FAIR VALUE MEASUREMENTS
The Plan performs fair value measurements in accordance with FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures. ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance.
ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset’s or liability’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:
•	Level 1: quoted prices in active markets for identical assets or liabilities;

•	Level 2: inputs other than Level 1 that are observable and, either directly or indirectly corroborated by market data, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities;

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities;

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
Notes to Financial Statements
NOTE 3 — FAIR VALUE MEASUREMENTS (Continued)
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.
Common stocks: Valued at the quoted closing market price.
Registered investment companies: Valued at the net asset value (NAV) of shares held by the Plan at year end.
Common/Collective Trust: Valued based on the contractual terms of the underlying guaranteed investment contracts. The beneficial interest of each participant is represented in units which are issued and redeemed daily at the fund’s closing NAV, which is calculated by Fidelity Management Trust Company.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
At December 31, 2010, the Plan had no unfunded commitments related to Common Collective Trust Funds. The redemption of Common Collective Trust Funds is subject to the preference of individual Plan participants and contains no restrictions on the timing of redemption, however, participant redemptions may be subject to certain redemption fees.
Investments Measured at Fair Value on a Recurring Basis
Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2010 and 2009:

	December 31, 2010
	Fair Value Measurements
	Using Input Type
	Level 1	Level 2	Level 3	Total
Common stocks
Ingram Micro Inc. common stock	$4,647,226	$—	$—	$4,647,226
Cash	1,237	—	—	1,237

Total common stocks	4,648,463	—	—	4,648,463

Registered investment companies
Index funds (1)	21,117,415	—	—	21,117,415
Balance funds (2)	29,439,225	—	—	29,439,225
Growth funds (3)	40,177,391	—	—	40,177,391
Value funds (4)	33,683,730	—	—	33,683,730
International funds (5)	16,548,891	—	—	16,548,891
Fixed income funds (6)	15,129,362	—	—	15,129,362

Total registered investment companies	156,096,014	—	—	156,096,014

Common/collective trusts (7)	—	21,741,852	—	21,741,852

Total assets at fair value	$160,744,477	$21,741,852	$—	$182,486,329

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
Notes to Financial Statements
NOTE 3 — FAIR VALUE MEASUREMENTS (Continued)

	December 31, 2009
	Fair Value Measurements
	Using Input Type
	Level 1	Level 2	Level 3	Total
Common stocks
Ingram Micro Inc. common stock	$4,723,443	$—	$—	$4,723,443
Cash	1,176	—	—	1,176

Total common stocks	4,724,619	—	—	4,724,619

Registered investment companies
Index funds (1)	17,601,793	—	—	17,601,793
Balance funds (2)	23,453,975	—	—	23,453,975
Growth funds (3)	34,491,451	—	—	34,491,451
Value funds (4)	29,885,337	—	—	29,885,337
International funds (5)	15,682,632	—	—	15,682,632
Fixed income funds (6)	13,175,833	—	—	13,175,833

Total registered investment companies	134,291,021	—	—	134,291,021

Common/collective trusts (7)	—	21,655,050	—	21,655,050

Total assets at fair value	$139,015,640	$21,655,050	$—	$160,670,690

(1)	These funds seek to track the performances of the S&P 500 and the MSCI Small Cap Growth Indexes.

(2)	These diversified funds invest in a balance of equity and fixed income securities, either directly or through other mutual funds.

(3)	These diversified funds employ a fundamentally-based investment approach focused on investments in companies whose earnings are expected to grow at a faster rate than an average company.

(4)	These diversified funds focus on fundamentally-based investment approach and bottom-up stock selection of undervalued companies.

(5)	These diversified funds employ a fundamentally-based investment approach focused on companies headquartered outside of the United States.

(6)	These diversified funds may invest in various types of fixed income securities including government bonds, corporate bonds, mortgage-backed bonds, foreign bonds and cash equivalents.

(7)	These diversified funds employ a fundamentally-based investment approach focused on the preservation of capital, as well as to provide a competitive level of income over time consistent with the preservation of capital.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
Notes to Financial Statements
NOTE 4 — INVESTMENT ELECTIONS
The Trustee invests contributions in accordance with participant instructions. Participants may elect changes to their investment mix effective each business day. Participants may effect changes to their deferral percentages concurrent with their pay frequency, except for certain highly compensated associates who also participate in the Company’s non-qualified deferred compensation plan. Participants may effect changes to their future deferral investment elections concurrent with their pay frequency.
NOTE 5 — INVESTMENTS
The following table presents the fair value of investments. Investments greater than 5% of the Plan’s net assets as of December 31, 2010 and 2009, are separately identified as follows:

		December 31,
		2010		2009
Investments Valued at Fair Value as Determined by Quoted Market Prices:
Registered Investment Companies:

American Funds Group	Growth Fund of America, 907,544 and 938,356 units, respectively	$27,398,753		$25,438,817

Massachusetts Financial Services Co.	MFS Value Fund, 985,882 and 0 units, respectively	22,487,978		—	*

Fidelity Management Trust Co.	Diversified International Fund, 548,885 and 560,094 units, respectively	16,548,891		15,682,632

Fidelity Management Trust Co.	Spartan U.S. Equity Index Fund, 340,893 and 340,611 units, respectively	15,162,930		13,430,309

PIMCO Funds	PIMCO Total Return Fund, 1,394,411 and 1,219,985 units, respectively	15,129,362		13,175,833

Artisan Funds, Inc.	Mid Cap Fund, 379,977 and 354,172 units, respectively	12,778,638		9,052,634

Artisan Funds, Inc.	Small Cap Value Fund, 664,435 and 620,604 units, respectively	11,195,737		8,893,248

Fidelity Management Trust Co.	Equity Income Fund, 1 and 536,333 units, respectively	15	*	20,992,089

Other – Registered Investment Companies (individually less than 5% of net Plan assets)		35,393,710		27,625,459

Total Registered Investment Companies		156,096,014		134,291,021

Common Stock:
Ingram Micro Inc.	Ingram Micro Inc. Common Stock, 243,438 and 270,684 shares, respectively	4,648,463	*	4,724,619	*

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
Notes to Financial Statements
NOTE 5 — INVESTMENTS (Continued)

Total Investments Valued at Fair Value as Determined by Quoted Market Prices		160,744,477		139,015,640

Investments Valued at Estimated Fair Value:
Common and Collective Trusts:

Fidelity Management Trust Co.	Managed Income Portfolio II Fund, 21,525,022 and 0 units, respectively	21,739,686		—	*

Fidelity Management Trust Co.	Managed Income Portfolio Fund, 2,148 and 22,057,729 units, respectively	2,166	*	21,655,050

Total Investments Valued at Estimated Fair Value		21,741,852		21,655,050

Total Investments		$182,486,329		$160,670,690

*	Less than 5% of Plan Net Assets
During 2010, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in value by $16,653,239 as follows:

Net Change in Fair Value:

Registered Investment Companies	$16,248,381
Ingram Micro Inc. Common Stock	404,858

Net Appreciation in Fair Value of Investments	$16,653,239

NOTE 6 — EMPLOYER STOCK
No more than 25% of new contributions to a participant’s account may be invested in Ingram Micro Inc. Common Stock (the Ingram Micro Stock Fund). Participants are not permitted to transfer assets into the Ingram Micro Stock Fund from any other investment option to the extent that such transfer would cause the percentage of the participant’s account invested in the Ingram Micro Stock Fund to exceed 25%. Participants may, however, transfer funds out of the Ingram Micro Stock Fund into any of the Plan’s other investment options without limitation. Participants who are subject to Rule 16b-3 of the Securities and Exchange Commission or who are designated by the Company as a window group person may only be permitted to transfer funds into or out of the Ingram Micro Stock Fund during special open window periods established by the Company.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
Notes to Financial Statements
NOTE 7 — PARTY-IN-INTEREST
Certain Plan investments are managed by Fidelity. Fidelity acts as trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Direct fees paid by the Plan to Fidelity for the year ended December 31, 2010 were not material. The Plan also engages in certain transactions involving Ingram Micro Inc. such as the purchase and sale of Ingram Micro Inc.’s Common Stock. These transactions also qualify as party-in-interest transactions.
NOTE 8 — PLAN TERMINATION
Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan will be allocated as prescribed by ERISA and its related regulations, so that each affected participant receives 100% of his or her account balance as of the date of the termination.
NOTE 9 — TAX STATUS
The trust established under the Plan to hold the Plan’s assets is designed to qualify pursuant to Section 501(a) of the Internal Revenue Code, and, accordingly, the trust’s net investment income is exempt from income taxes. The Plan has received a favorable determination letter of its tax-exempt status from the IRS by a letter dated September 23, 2008. The letter expires on January 31, 2013. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently operated in compliance with the applicable requirements of the Internal Revenue Code, and the Plan’s tax counsel has not reported anything to the contrary.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to the Plan year ended December 31, 2007.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
Notes to Financial Statements
NOTE 10 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of the net assets available for Plan benefits per the financial statements to the Form 5500:

	December 31,
	2010	2009
Net assets available for Plan benefits per the financial statements	$188,794,178	$167,249,107

Adjustment from contract value to fair value for fully benefit-responsive investment contracts (common/collective trust)	214,682	(402,679)

Net assets available for Plan benefits per the Form 5500	$189,008,860	$166,846,428

The following is a reconciliation of the net increase in net assets available for Plan benefits per the financial statements to the Form 5500:

Year ended
December 31, 2010
Net increase in net assets available for Plan benefits per the financial statements	$21,545,071

Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts (common/ collective trust) as of December 31, 2010	214,682
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts (common/ collective trust) as of December 31, 2009	402,679

Total net increase per the Form 5500	$22,162,432

NOTE 11 — SUBSEQUENT EVENTS
Effective January 3, 2011, the Fidelity BrokerageLink Fund was added to the list of investment options offered by the Plan.
Effective with contributions made on or after February 4, 2011, the Company’s matching contribution was restored to 50% of the participant’s pre-tax and/or after-tax contributions up to the first 5 percent of eligible compensation. Prior to this date, the Company’s matching contribution was 25% as explained in the description of the Plan. Please refer to Note 1 – Description of Plan for additional details of contributions.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
Schedule I: Form 5500 – Schedule H – Part IV – Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2010
EIN: 62-1644402 Plan Number: 002

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower,	Description of Investment Including Maturity Date, Rate of
	Lessor, or Similar Party	Interest, Collateral, Par, or Maturity Value	Cost**	Current Value

	Registered Investment Companies
	American Funds Group	Growth Fund of America, 907,544 units		$27,398,753
	Artisan Funds, Inc.	Small Cap Value Fund, 664,435 units		11,195,737
	Artisan Funds, Inc.	Mid Cap Fund, 379,977 units		12,778,638
	Dodge and Cox	Balanced Fund, 58,175 units		4,085,082
	Massachusetts Financial Services Co.	MFS Value Fund, 985,882 units		22,487,978
*	Fidelity Management Trust Company	Diversified International Fund, 548,885 units		16,548,891
*	Fidelity Management Trust Company	Equity Income Fund, 1 unit		15
*	Fidelity Management Trust Company	Freedom 2005 Fund, 26,359 units		284,938
*	Fidelity Management Trust Company	Freedom 2010 Fund, 68,776 units		934,663
*	Fidelity Management Trust Company	Freedom 2015 Fund, 106,900 units		1,212,242
*	Fidelity Management Trust Company	Freedom 2020 Fund, 464,758 units		6,409,019
*	Fidelity Management Trust Company	Freedom 2025 Fund, 202,369 units		2,331,295
*	Fidelity Management Trust Company	Freedom 2030 Fund, 488,211 units		6,722,667
*	Fidelity Management Trust Company	Freedom 2035 Fund, 233,808 units		2,681,779
*	Fidelity Management Trust Company	Freedom 2040 Fund, 343,078 units		2,748,058
*	Fidelity Management Trust Company	Freedom 2045 Fund, 38,831 units		368,506
*	Fidelity Management Trust Company	Freedom 2050 Fund, 34,815 units		326,563
*	Fidelity Management Trust Company	Freedom Income Fund, 118,299 units		1,334,413
*	Fidelity Management Trust Company	Spartan U.S. Equity Index Fund, 340,893 units		15,162,930
	PIMCO Funds	PIMCO Total Return Fund, 1,394,411 units		15,129,362
	The Vanguard Group	Vanguard Small Cap Growth Index Fund, 271,646 units		5,954,485

	Total Registered Investment Companies			156,096,014

	Common and Collective Trusts
*	Fidelity Management Trust Company	Managed Income Portfolio Fund, 2,148 units		2,166
*	Fidelity Management Trust Company	Managed Income Portfolio II Fund, 21,525,022 units		21,739,686
	Common Stock
*	Ingram Micro Inc.	Ingram Micro Inc. Common Stock, 243,438 shares		4,648,463

	Total Investments			182,486,329

*	Notes Receivable from Participants	Loans with maturities through 2025 and interest rates ranging from 4.25% to 10.50%		6,534,754

	Total Assets			$189,021,083

*	These investments represent parties-in-interest to the Plan.

**	Cost information is not required under ERISA as the investment options are participant directed.

Consent of Independent Registered Public Accounting Firm
Ingram Micro Inc. Benefits Administrative Committee
Ingram Micro 401(k) Investment Savings Plan
Santa Ana, California
We hereby consent to the incorporation by reference in the Registration Statement on Forms S-8 (333-43447 and 333-161976) of our report dated June 22, 2011, relating to the financial statements and supplemental schedule of the Ingram Micro 401(k) Investment Savings Plan which appears in this Form 11-K.
/s/ BDO USA, LLP
BDO USA, LLP
Costa Mesa, California
June 22, 2011